EXHIBIT (a)(1)(A)

                       COMPANY REPURCHASE NOTICE

                             TO HOLDERS OF

                     FINANCIAL FEDERAL CORPORATION

               2% CONVERTIBLE SENIOR DEBENTURES DUE 2034

     Offer to Purchase for Cash Any and All of its Outstanding 2%
                Convertible Senior Debentures Due 2034

              CUSIP Numbers: 317492 AE 6 and 317492 AF 3

 THE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON APRIL 15, 2009, AND WILL NOT BE EXTENDED, EXCEPT AS REQUIRED BY APPLICABLE LAW.

     NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indenture, dated as of April 12, 2004(the "Indenture"), between Financial Federal Corporation, a Nevada corporation (referred to as "we," "us," "our," "FFC" or the "Company"), and Deutsche Bank Trust Company Americas, as trustee (the "Trustee"), governing the Company's 2% Convertible Senior Debentures Due 2034 (the "Debentures"), that, at the option of the holders thereof (each, a "Holder"), the Debentures will be purchased by the Company for a purchase price (the "Purchase Price"), in cash, equal to $1,000 for each $1,000 in principal amount of the Debentures, plus any accrued and unpaid interest up to, but excluding, April 15, 2009 (the "Purchase Date"), upon the terms and subject to the conditions set forth in the Indenture and the Debentures. The Purchase Date is an Interest Payment Date under the terms of the Debentures. Accordingly, interest accrued up to, but excluding, the Purchase Date will be paid to record holders as of the Interest Record Date, as defined in the Debentures, which may or may not be the same persons to whom we will pay the Purchase Price. The right of a Holder to require the Company to purchase the Debentures, as described in this Company Repurchase Notice and the related notice materials, as amended and supplemented from time to time, is referred to herein as the "Put Option." This Company Repurchase Notice is being sent pursuant to Section 3.07 of the Indenture and the provisions of the Debentures. Each capitalized term used but not specifically defined herein shall have the meaning given to such term in the Indenture.

     To exercise the Put Option for your Debentures, you must validly tender the Debentures in the manner provided below prior to 5:00 p.m., New York City time, on the Purchase Date (Wednesday, April 15, 2009). Debentures tendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Purchase Date. The Put Option expires at 5:00 p.m., New York City time, on the Purchase Date.

     The Trustee has informed us that, as of the date of this Company Repurchase Notice, all custodians and beneficial holders of the Debentures hold the Debentures through The Depository Trust Company ("DTC") accounts and that there are no certificated Debentures in non-global form. Accordingly, all Debentures tendered for repurchase hereunder must be delivered through the transmittal procedures of DTC's Automated Tenders over the Participant Terminal System ("ATOP"), subject to the terms and conditions of that system. Delivery of the Debentures and all other required documents, including delivery and acceptance through ATOP, is at the election and risk of the person tendering the Debentures.

     The Paying Agent is Deutsche Bank Trust Company Americas. The address of the Paying Agent is:

             By Mail:                          By Courier:
    DB Services Tennessee Inc.          DB Services Tennessee Inc.
  Trust & Securities Operations       Trust & Securities Operations
  Attn:  Securities Payment Unit      Attn:  Securities Payment Unit
         P.O. Box 305050                 648 Grassmere Park Road
     Nashville, TN 37230-5050              Nashville, TN 37211

                       Telephone: (800) 735-7777

        Facsimile: (615) 835-3701 Confirmation: (800) 735-7777
                 E-mail:  spu-reorg.operations@db.com

  Additional copies of this Company Repurchase Notice may be obtained from the Paying Agent at its address set forth above.

     The date of this Company Repurchase Notice is March 4, 2009.

                           TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS                      3
SUMMARY TERM SHEET                                                     4
IMPORTANT INFORMATION CONCERNING THE PUT OPTION                        7
1.    Information Concerning the Company                               7
2.    Information Concerning the Debentures                            7
2.1.  Interest Payments on the Debentures                              7
2.2.  The Obligation of the Company to Repurchase the Debentures on    7
      April 15, 2009
2.3.  The Obligation of the Company to Repurchase Debentures on        8
      Specified Future Dates
2.4.  Redemption of Debentures at the Option of the Company            8
2.5.  Redemption of Debentures in Connection with a Change in          8
      Control or a Termination of Trading
2.6.  Conversion Rights of the Debentures                              8
2.7.  Market for the Debentures and our Common Stock                   9
3.    Procedures to Be Followed by Holders Electing to Exercise the    9
      Put Option
3.1.  Method of Delivery                                               10
3.2.  Agreement to be Bound                                            10
3.3.  Delivery of Debentures                                           11
4.    Right of Withdrawal                                              12
5.    Payment for Debentures                                           12
6.    Debentures Acquired                                              12
7.    Plans or Proposals of the Company                                12
8. Interests of Directors, Executive Officers and Affiliates of 13 the Company in the Debentures
9.    Legal Matters; Regulatory Approvals                              13
10.   Purchases of Debentures by the Company and Its Affiliates        13
11.   Material United States Income Tax Considerations                 13
12.   Additional Information                                           15
13.   No Solicitations                                                 15
14.   Definitions                                                      15
15.   Conflicts                                                        15

SCHEDULE A - INFORMATION ABOUT THE EXECUTIVE OFFICERS AND DIRECTORS   A-1
             OF THE COMPANY

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     No person has been authorized to give any information or to make any representations other than those contained in this Company Repurchase Notice and the related materials (collectively, as amended or supplemented from time to time, the "Put Option Materials") and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. The Put Option Materials do not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of the Put Option Materials shall not, under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information. None of the Company, its Board of Directors or its employees is making any representation or recommendation to any Holder as to whether to exercise or refrain from exercising the Put Option. You should consult your own financial and tax advisors and must make your own decision as to whether to exercise the Put Option and, if so, the amount of Debentures for which to exercise the Put Option.

           SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this Company Repurchase Notice, including the documents incorporated by reference, containing the words or phrases "expect," "anticipate," "may," "believe," "appears," "estimate," "intend," "could," "should," "would," "if," "outlook" and other words and phrases expressing our expectations are "forward-looking statements." Actual results could differ from those contained in the forward-looking statements materially because they involve various assumptions and known and unknown risks and uncertainties. Risk factors include
(i) an economic slowdown (ii) the inability to collect finance receivables and the sufficiency of the allowance for credit losses
(iii) the inability to obtain capital or maintain liquidity (iv) rising short-term market interest rates and adverse changes in the yield curve (v) increased competition (vi) the inability to retain key employees and (vii) adverse conditions in the construction and road transportation industries. Forward-looking statements do not guarantee future performance and apply only as of the date made. These and other risks and uncertainties related to our business are described in greater detail in our filings with the U.S. Securities and Exchange Commission, including our reports on Forms 10-K and 10-Q, and the foregoing information should be read in conjunction with these filings. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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                          SUMMARY TERM SHEET

     The following are answers to some of the questions that you may have about the Put Option. To understand the Put Option fully and for a more detailed description of the terms of the Put Option, we urge you to read carefully the remainder of this Company Repurchase Notice and the accompanying materials because those documents contain additional important information. We have included page references to direct you to a more detailed description of the topics in this summary.

Who is obligated to purchase my Debentures?

     Financial Federal Corporation, a Nevada corporation (the
"Company"), is obligated, at your option, to purchase your 2%
Convertible Senior Debentures Due 2034 of the Company (the
"Debentures") that are validly tendered for purchase and not validly withdrawn. (See Page 7)

Why are you obligated to purchase my Debentures?

     The right of each holder (each, a "Holder") of the Debentures to sell and our obligation to purchase the Debentures pursuant to the Put Option is a term of the Debentures under the Indenture, dated as of April 12, 2004 (the "Indenture"), between the Company and Deutsche Bank Trust Company Americas, as trustee (the "Trustee"). (See Page 7)

What securities are you obligated to purchase?

     We are obligated to purchase all of the Debentures that are validly tendered by the Holders, at their option, and not validly withdrawn, prior to 5:00 p.m., New York City time, on the Purchase Date. As of March 2, 2009, there was $132.7 million in aggregate principal amount of the Debentures outstanding, which (if all of the Debentures are validly tendered and not withdrawn) would result in an aggregate purchase price of $132.7 million. (See Page 7)

How much will you pay and what is the form of payment?

     Pursuant to the terms of the Indenture and the Debentures, we will pay, in cash, a purchase price (the "Purchase Price") equal to $1,000 for each $1,000 of principal amount of the Debentures, plus any accrued and unpaid interest up to, but excluding, April 15, 2009 (the "Purchase Date"), for any and all Debentures that have been validly tendered and not validly withdrawn. The Purchase Price is based solely on the requirements of the Indenture and the Debentures and bears no relationship to the market price of the Debentures or our common stock, par value $0.50 per share (the "Common Stock"). The Purchase Date is an Interest Payment Date under the terms of the Debentures. Accordingly, interest accrued up to, but excluding, the Purchase Date will be paid to record holders as of the Interest Record Date, as defined in the Debentures. (See Page 7)

How can I determine the market value of the Debentures?

     There is no established reporting system or market for trading in the Debentures. To the extent that the Debentures are traded, prices of the Debentures may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the market price of our Common Stock, our operating results and the market for similar securities. Holders are urged to obtain current market quotations for the Debentures, to the extent available, before making any decision with respect to the Put Option.

     Shares of our Common Stock, into which the Debentures are convertible, are listed on the New York Stock Exchange ("NYSE") under the symbol "FIF." On March 2, 2009, the last reported sales price of our Common Stock on NYSE was $17.75 per share. (See Page 9)

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Is the Company's Board of Directors making a recommendation regarding the Put Option?

     Although the Company's Board of Directors approved the terms of the Debentures, including the Put Option, before the Debentures were issued, it has not made any recommendation as to whether you should exercise or refrain from exercising the Put Option. You must make your own decision whether to exercise the Put Option and, if so, the amount of Debentures for which to exercise the Put Option. You should consult with your tax and financial advisors with respect to the tax consequences of exercising the Put Option, including the applicability and effect of state, local and foreign tax laws, before exercising the Put Option for any of your Debentures. (See Page 8)

When does the Put Option expire?

     The Put Option expires at 5:00 p.m., New York City time, on April 15, 2009 (the "Purchase Date"). The period that Holders have to exercise the Put Option will not be extended unless required by applicable law. Under the terms of the Debentures, the Holders may also require the Company to purchase the Debentures on April 15 in 2014, 2019, 2024 and 2029. (See Page 7)

What are the conditions to the Company's purchase of the Debentures?

     Delivery of the Debentures by book-entry transfer to the account maintained by the Paying Agent with The Depository Trust Company
("DTC") is a condition to the payment of the Purchase Price to the Holder of such Debentures. (See Pages 9-11)

How do I exercise the Put Option?

     To exercise the Put Option, you must tender the Debentures through the transmittal procedures of the DTC on or after March 4, 2009, but no later than 5:00 p.m., New York City time, on the Purchase Date.

       If your Debentures are held by a broker, dealer, commercial bank, trust company or other nominee, you must contact that nominee if you decide to tender your Debentures and instruct that nominee to timely tender the Debentures on your behalf through the transmittal procedures of DTC.

       If you are a DTC participant, you should tender your Debentures electronically through DTC's ATOP system, subject to the terms and procedures of that system.

     You bear the risk of untimely submission of your Debentures. You must allow sufficient time for completion of the necessary procedures prior to 5:00 p.m., New York City time, on the Purchase Date.

     By tendering your Debentures through the transmittal procedures of DTC, you agree to be bound by the terms of the Put Option set forth in this Company Repurchase Notice. Delivery of the Debentures by book-entry transfer to the account maintained by the Paying Agent with DTC is a condition to the payment of the Purchase Price to the Holder of such Debentures. (See Pages 9-11)

If I exercise the Put Option, when will I receive payment for my
Debentures?

     The Purchase Price with respect to any and all Debentures validly surrendered for repurchase and not validly withdrawn will be paid promptly following the later of the Purchase Date and the time of surrender of such Debentures through the transmittal procedures of DTC. Promptly upon expiration of the Put Option, we will either (a) accept for payment all Debentures validly surrendered for repurchase and not validly withdrawn or (b) return such Debentures. We will forward to the Paying Agent, prior to 11:00 a.m., New York City time, on April 16, 2009, the appropriate amount of cash required to pay the Purchase Price for all Debentures validly surrendered for repurchase and not validly withdrawn, and the Paying Agent will promptly distribute that cash to DTC, the sole record holder of the Debentures. DTC will thereafter distribute the cash to its participants in accordance with its procedures. (See Page 12)

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

Can I withdraw previously tendered Debentures?

     Yes. You can withdraw Debentures previously tendered for repurchase at any time until 5:00 p.m., New York City time, on the Purchase Date. To withdraw Debentures previously tendered for repurchase, you (or your broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw your Debentures prior to 5:00 p.m., New York City time, on the Purchase Date.

    You bear the risk of untimely withdrawal of previously tendered Debentures. You must allow sufficient time for completion of the ATOP procedures prior to 5:00 p.m., New York City time, on the Purchase Date. (See Page 7)

Do I need to do anything if I do not wish to exercise the Put Option?

     No. If you do not tender your Debentures before the expiration of the Put Option, we will not purchase your Debentures pursuant to the Put Option and your Debentures will remain outstanding and continue to be subject to the existing terms of the Indenture and the Debentures. (See Pages 10)

If I choose to exercise the Put Option, do I have to exercise the Put Option for all of my Debentures?

     No. You may exercise the Put Option for all of your Debentures, a portion of your Debentures or none of your Debentures. If you wish to exercise the Put Option for a portion of your Debentures, however, you must exercise the Put Option for Debentures in a principal amount of $1,000 or an integral multiple thereof. (See Pages 9-11)

If I do not exercise the Put Option, will I continue to be able to exercise my conversion rights?

     Yes. If you do not exercise the Put Option, your conversion rights under the terms of the Debentures will not be affected. (See Page 10)

If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I exercise the Put Option?

     The receipt of cash in exchange for Debentures pursuant to the Put Option will be a taxable transaction for U.S. federal income tax purposes and you may be required to recognize taxable gain or loss as a result of the transaction. You should consult with your own tax advisor regarding the tax consequences to you. (See Pages 13-15)

Who is the Paying Agent?

     Deutsche Bank Trust Company Americas, the trustee under the
Indenture, is serving as Paying Agent for the Debentures. Its address and telephone and fax numbers are set forth on the front cover of this Company Repurchase Notice.

Whom can I contact if I have questions about the Put Option?

     Questions and requests for assistance in connection with the Put Option may be directed to the Paying Agent at the address and telephone and fax numbers set forth on the front cover of this Company Repurchase Notice.

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

            IMPORTANT INFORMATION CONCERNING THE PUT OPTION

     1. Information Concerning the Company. Financial Federal Corporation, a Nevada corporation ("FFC," the "Company," "we," "us" or "our"), is obligated to purchase its 2% Convertible Senior Debentures Due 2034 (the "Debentures") that have been validly tendered and not validly withdrawn by the Purchase Date. The Debentures are convertible into shares of common stock, par value $0.50 per share (the "Common Stock"), of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Debentures. The Company is both the "filing person" and the "subject company" as defined by Schedule TO.

     Financial Federal Corporation is an independent financial services company with approximately $1.9 billion of assets at October 31, 2008. We provide collateralized lending, financing and leasing services nationwide to small and medium sized businesses with annual revenues typically below $25 million in the general construction, road and infrastructure construction and repair, road transportation and refuse industries. We finance new and used revenue producing, essential-use equipment from major manufacturers that is movable, has an economic life longer than the term financed, is not subject to rapid technological obsolescence, can be used in more than one type of business and has broad resale markets. We finance bulldozers, buses, cement mixers, compactors, concrete pumps, crawler cranes, earthmovers, excavators, hydraulic truck cranes, loaders, motor graders, pavers, personnel and material lifts, recycling equipment, resurfacers, rough terrain cranes, sanitation trucks, scrapers, trucks, truck tractors and trailers. Virtually all of our finance receivables are secured by a first lien on the equipment financed. We do not have reportable operating segments.

     We are incorporated under the laws of the State of Nevada. Our principal executive offices are located at Financial Federal Corporation, 733 Third Avenue, New York, NY 10017. Our main telephone number at that address is (212) 599-8000. Our Internet website address is www.financialfederal.com. We have not incorporated by reference into this Company Repurchase Notice the information included on or linked from our website, and you should not consider it to be a part of this Company Repurchase Notice.

     2. Information Concerning the Debentures. On April 12, 2004, we issued $175 million in aggregate principal amount of the Debentures. The Debentures mature on April 15, 2034. As of March 2, 2009, there was $132.7 million in aggregate principal amount of the Debentures outstanding.

     2.1. Interest Payments on the Debentures. Cash interest accrues on the Debentures at the rate of 2% per annum on the principal amount and is payable semi-annually on April 15 and October 15 of each year. In addition, we are obligated to pay contingent interest on the Debentures for the period commencing on April 20, 2009, and ending on October 14, 2009, and thereafter for any six-month period commencing on the six-month period beginning October 15, 2009, if the average trading price of a Debenture for each of the last five trading days immediately preceding the beginning of such six-month period, equals 120% or more of the principal amount of the Debentures. The contingent interest payable per Debenture in respect of any such period will equal 0.25% per annum of the average trading price of a Debenture for such five trading-day period.

     2.2. The Obligation of the Company to Repurchase the Debentures on April 15, 2009. Pursuant to the terms of the Debentures and the Indenture, we are obligated to repurchase on April 15, 2009 (the "Purchase Date") all the Debentures validly tendered by Holders, at their option, and not withdrawn (the "Put Option"). The purchase price that the Company is required to pay for the Debentures is (the "Purchase Price") equal to $1,000 for each $1,000 of principal amount of the Debentures, plus any accrued and unpaid interest up to, but excluding, April 15, 2009 (the "Purchase Price"). The Purchase Date is an Interest Payment Date under the terms of the Debentures. Accordingly, interest accrued up to, but excluding, the Purchase Date will be paid to record holders as of the Interest Record Date, as defined in the Debentures, which may or may not be the same persons to whom we will pay the relevant Purchase Price. The Purchase Price will be paid in cash with respect to any and all Debentures that have been validly tendered and not validly withdrawn. Debentures will be accepted for purchase only in principal amounts equal to $1,000 or integral multiples thereof. The Put Option will expire at 5:00 p.m., New York City time, on April 15, 2009 (the "Purchase Date"). The period that Holders have to exercise the Put Option will not be extended unless required by applicable law.

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     The Purchase Price is based solely on the requirements of the
Indenture and the Debentures and does not necessarily bear any relationship to the market price of the Debentures or our Common Stock. Thus, the Purchase Price may be significantly higher or lower than the current market price of the Debentures. Holders of Debentures are urged to obtain the best available information as to potential current market prices of the Debentures, to the extent available, and our Common Stock before making a decision whether to exercise the Put Option.

     None of the Company, its Board of Directors, or its employees is making any recommendation to Holders as to whether to exercise or refrain from exercising the Put Option. Each Holder must make its, his or her own decision whether to exercise the Put Option and, if so, the principal amount of Debentures for which to exercise the Put Option based on such Holder's assessment of the current market value of the Debentures and our Common Stock and any other factors the holder considers relevant.

     2.3. The Obligation of the Company to Repurchase Debentures on Specified Future Dates. The Holders will also have the ability to require the Company to repurchase the Debentures on each of April 15, 2014, April 15, 2019, April 15, 2024 and April 15, 2029, on the same terms as the Put Option.

     2.4. Redemption of Debentures at the Option of the Company. Beginning on April 20, 2009, the Debentures are redeemable for cash at any time at our option, in whole or in part, at a redemption price equal to the principal amount of the Debentures plus accrued interest.

     2.5. Redemption of Debentures in Connection with a Change in Control or a Termination of Trading. The Holders have the right to require the Company to repurchase the Debentures at a price equal to 100% of the principal amount of the Debentures, plus accrued and unpaid interest, upon the occurrence of a Change in Control or a Termination of Trading as those terms are defined in the Debentures.

     2.6. Conversion Rights of the Debentures. The Debentures are convertible at the option of the Holder in accordance with and subject to the terms of the Indenture and the Debentures only under the following circumstances:

     * during any fiscal quarter of the Company if the sale price of the Common Stock for at least 20 trading days in the 30 trading-day period ending on the last day of the preceding fiscal quarter exceeds 130% of the conversion price in effect on such 30th trading day;

     * during a period when the credit rating assigned to the Debentures by Fitch Rating, Inc. is at or below BB;

     * the Company calls the Debentures for redemption; or

     * upon the occurrence of certain corporate events specified in the Indenture.

     Pursuant to Section 10.03(c) of the Indenture, we have irrevocably elected to satisfy in cash up to 100% of the principal amount of the Debentures converted, with any remaining amount to be satisfied in shares of our Common Stock. The initial conversion rate of the Debentures is subject to adjustment as described in the Indenture, including upon the payment of cash dividends on our Common Stock. As of the date of this Company Redemption Notice, the conversion rate is 36.87 shares per $1,000 principal amount of the Debentures (which corresponds to a conversion price of $27.12). At the closing sale price of our Common Stock on March 2, 2009 of $17.75, a Holder would be entitled to receive $1,000 in cash per $1,000 principal amount of Debentures.

     The Paying Agent is the Conversion Agent for the Debentures.

     Holders who do not exercise the Put Option will maintain the right to convert their Debentures into Common Stock pursuant to the Indenture. Any Debentures that have been validly tendered may be converted in accordance with the terms of the Indenture only if Debentures have been validly withdrawn before 5:00 p.m., New York City time, on the Purchase Date, as described in Section 4 of this Company Repurchase Notice.

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     2.7. Market for the Debentures and our Common Stock.  There is no
established reporting system or trading market for trading in the Notes; however, the Notes are currently traded over-the-counter or on the PORTAL Market of the NASDAQ Stock Market, Inc. ("PORTAL"). To the extent that the Debentures are traded, prices of the Debentures may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the market price of our Common Stock, our operating results and the market for similar securities.

     As of March 2, 2009, there was $132.7 million in aggregate principal amount of the Debentures outstanding and DTC was the sole record holder of the Debentures.

     Our Common Stock, into which the Debentures are convertible, is listed on NYSE under the symbol "FIF." The following table shows, for the periods indicated, the high and low sales prices per share of our Common Stock as reported by NYSE and the cash dividend per share that we have paid on the Common Stock.

                                                              Cash
                                            Price Range     Dividends
                                           High      Low    per Share
Fiscal 2009
First Quarter ended October 31, 2008      $26.92    $17.81    $0.15
Second Quarter ended January 31, 2009     $24.52    $13.89    $0.15
Third Quarter ended April 30, 2009
  (through March 2, 2009)                 $22.68    $17.58      --

Fiscal 2008
First Quarter ended October 31, 2007      $31.60    $26.26    $0.15
Second Quarter ended January 31, 2008     $25.90    $19.92    $0.15
Third Quarter ended April 30, 2008        $24.37    $19.18    $0.15
Fourth Quarter ended July 31, 2008        $25.78    $20.43    $0.15

Fiscal 2007
First Quarter ended October 31, 2006      $28.59    $26.17    $0.10
Second Quarter ended January 31, 2007     $29.94    $26.92    $0.15
Third Quarter ended April 30, 2007        $28.75    $25.63    $0.15
Fourth Quarter ended July 31, 2007        $30.63    $26.40    $0.15


     On March 2, 2009, the closing sale price of our Common Stock, as reported by NYSE, was $17.75 per share. As of March 2, 2009, there were 25,836,708 shares of the Common Stock issued and outstanding.

     We urge you to obtain current market information for the Debentures, to the extent available, and our Common Stock before making any decision whether to exercise or refrain from exercising the Put Option.

     3. Procedures to Be Followed by Holders Electing to Exercise the Put Option. Holders will not be entitled to receive the Purchase Price for their Debentures unless they validly tender and do not validly withdraw the Debentures on or before 5:00 p.m., New York City time, on the Purchase Date. Only registered Holders are authorized to deliver their Debentures for purchase. The Trustee has informed us that, as of the date of this Company Repurchase Notice, DTC is the sole registered Holder of the Debentures and all custodians and beneficial holders of the Debentures hold the Debentures through DTC accounts and that there are no certificated Debentures in non-global form. Accordingly, all Debentures tendered for repurchase hereunder must be delivered through the transmittal procedures of ATOP, subject to the terms and conditions of that system. Holders may exercise the Put Option for some or all of their Debentures; however, if Holders wish to exercise the Put Option for a portion of their Debentures, they must exercise the Put Option for Debentures in a principal amount of $1,000 or an integral multiple thereof.

     If Holders do not validly tender their Debentures before 5:00 p.m., New York City time, on the Purchase Date, or if they validly withdraw their Debentures before 5:00 p.m., New York City time, on the Purchase Date, their Debentures will not be purchased and will remain outstanding subject to the existing terms of the Debentures and the Indenture.

     You will not be required to pay any commission to us, DTC or the Paying Agent in connection with your Put Option. However, you need to pay your broker a commission or other fee in connection with the tender of the Debentures.

     3.1. Method of Delivery. Because DTC is the sole registered Holder of the Debentures, all Debentures tendered for purchase must be delivered through DTC's ATOP. This Company Repurchase Notice constitutes the Repurchase Notice described in the Indenture and delivery of Debentures via ATOP will satisfy the Debenture tender notice requirements of the Indenture. Tender of Debentures is at the election and risk of the Holder.

     3.2. Agreement to be Bound. By tendering Debentures through the transmittal procedures of DTC, a Holder acknowledges and agrees as follows:

     * pursuant to the Put Option, the Debentures shall be purchased as of the Purchase Date pursuant to the terms and conditions specified in the Debentures and the Indenture;

     * such Holder agrees to all of the terms of this Company
       Repurchase Notice;

     * such Holder has received this Company Repurchase Notice and acknowledges that this Company Repurchase Notice provides the notices required pursuant to the Indenture;

     * upon the terms and subject to the conditions set forth in this Company Repurchase Notice, the Indenture and the Debentures, and effective upon the acceptance for payment thereof, such Holder (i) irrevocably sells, assigns and transfers to the Company, all right, title and interest in and to all the Debentures tendered, (ii) waives any and all rights with respect to the Debentures (including, without limitation, any existing or past defaults and their consequences),
       (iii) releases and discharges the Company and its directors, officers, employees and affiliates (and their respective directors, officers and employees) from any and all claims such Holder may have now, or may have in the future arising out of, or related to, the Debentures, including, without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to the Debentures or to participate in any conversion, redemption or defeasance of the Debentures and (iv) irrevocably constitutes and appoints the Paying Agent as the true and lawful agent and attorney-in-fact of such Holder with respect to any such tendered Debentures, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) transfer ownership of such Debentures, on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to the Company, (b) present such Debentures for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Debentures (except that the Paying Agent will have no rights to, or control over, funds from the Company, except as agent for the Company, for the Purchase Price of any tendered Debentures that are purchased by the Company), all in accordance with the terms set forth in this Company Repurchase Notice;

     * such Holder represents and warrants that such Holder (i) owns the Debentures tendered and is entitled to tender such Debentures and (ii) has full power and authority to tender, sell, assign and transfer the Debentures tendered and that when such Debentures are accepted for purchase and payment by the Company, we will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right;

     * such Holder agrees, upon request from the Company, to execute and deliver any additional documents deemed by the Paying Agent or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Debentures tendered;

     * such Holder understands that all Debentures validly tendered for purchase and not validly withdrawn prior to 5:00 p.m., New York City time, on the Purchase Date will be purchased at the Purchase Price, in cash, subject to the terms and conditions of the Indenture, the Debentures, this Company Repurchase Notice and the related notice materials, as amended and supplemented from time to time;

     * payment for Debentures purchased pursuant to the Company Repurchase Notice will be made by deposit by the Company of the Purchase Price for such Debentures with the Paying Agent, which will act as agent for tendering Holders for the purpose of receiving payments from the Company and transmitting such payments to the Holders;

     * tenders of Debentures may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Purchase Date by following the procedures described below in "Right of Withdrawal";

     * all authority conferred or agreed to be conferred pursuant to the terms hereof shall survive the death or incapacity of the Holder and shall be binding upon the Holder's heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives;

     * the delivery and tender of the Debentures is not effective, and the risk of loss of the Debentures does not pass to the Paying Agent, until receipt by the Paying Agent of any and all evidences of authority and any other required documents in form satisfactory to the Company; and

     * all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Debentures pursuant to the procedures described in this Company Repurchase Notice and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by the Company, in its sole direction, which determination shall be final and binding on all parties.

     3.3. Delivery of Debentures.

     Debentures Held Through a Custodian. A Holder whose Debentures are held by a broker, dealer, commercial bank, trust company or other nominee must contact that nominee if the Holder desires to tender the Holder's Debentures and instruct that nominee to tender the Debentures for repurchase on the Holder's behalf through the transmittal procedures of DTC as set forth below in "-Debentures Held by DTC Participants."

     Debentures Held by DTC Participants. A Holder who is a DTC
participant must tender that Holder's Debentures by:

     * delivering to the Paying Agent's account at DTC through DTC's book-entry system such Holder's beneficial interest in the Debentures; and

     * electronically transmitting such Holder's acceptance through DTC's ATOP system, subject to the terms and procedures of that system. Upon receipt of such Holder's acceptance through ATOP, DTC will edit and verify the acceptance and send an agent's message to the Paying Agent for its acceptance. The term "agent's message" means a message transmitted by DTC to, and received by, the Paying Agent, which states that DTC has received an express acknowledgment from the participant in DTC described in that agent's message, stating the principal amount of Debentures that have been tendered by such participant under the Put Option and that such participant has received and agrees to be bound by the terms of the Put Option, including those set forth above under the caption "-Agreement to be Bound."

     In tendering through DTC's ATOP system, the electronic instructions sent to DTC by the Holder or by a broker, dealer, commercial bank, trust company or other nominee on the Holder's behalf, and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and agreement to be bound by the terms of the Put Option, including those set forth in Section 3.2 above.

     You bear the risk of untimely submission of your Debentures. You must allow sufficient time for completion of the necessary procedures prior to 5:00 p.m., New York City time, on the Purchase Date.

     Under no circumstances will Debentures accrue interest by reason of any delay in making payment to any person who delivers Debentures after the Purchase Date. If the Paying Agent holds, in accordance with the terms of the Indenture, sufficient cash to pay the Purchase Price for the Debentures on the Purchase Date, then, on and after such date, such Debentures will cease to be outstanding and interest on such Debentures will cease to accrue, and all rights (other than the right to receive the Purchase Price upon delivery of the Debentures) of the Holder of such Debentures will terminate.

     4. Right of Withdrawal. Debentures tendered for repurchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Purchase Date. In order to withdraw Debentures on or prior to the Purchase Date, a Holder (or the Holder's broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw those Debentures prior to 5:00 p.m., New York City time, on the Purchase Date. Debentures so withdrawn may be re-tendered by following the tender procedures described in Section 3 above.

     You bear the risk of untimely withdrawal of previously tendered Debentures. If you wish to withdraw your Debentures on or prior to the Purchase Date, you must allow sufficient time for completion of the necessary procedures prior to 5:00 p.m., New York City time, on the Purchase Date.

     5. Payment for Debentures. At or before 11:00 a.m., New York City time, on April 16, 2009, we will deposit with the Paying Agent the appropriate amount of cash required to pay the Purchase Price for the Debentures that have been validly tendered and not withdrawn by 5:00 p.m., New York City time, on the Purchase Date, and the Paying Agent will promptly thereafter distribute that cash to DTC, the sole record holder of the Debentures. DTC will thereafter distribute the cash in accordance with its procedures to its participants that have validly tendered their Debentures prior to or on the Purchase Date.

     The total amount of funds required by us to purchase all of the Debentures is $132.7 million (assuming the Put Option is validly exercised for all of the Debentures and all of the Debentures are validly delivered and accepted for payment). In the event the Put Option is exercised for any Debentures and any Debentures are validly delivered and accepted for payment, we intend to obtain the amount needed to satisfy the purchase obligation with proceeds from our principal operating subsidiary's borrowings under its unused committed lending facilities. Our principal operating subsidiary has $465 million of unused committed lending facilities as of March 2, 2009.

     6. Debentures Acquired. Any Debentures purchased by us pursuant to the Put Option will be cancelled by the Trustee, pursuant to the terms of the Indenture.

     7. Plans or Proposals of the Company. Except as described in these materials or in our filings with the Securities and Exchange Commission (the "SEC") or as previously publicly announced, we currently have no agreements, nor have we authorized any actions, which would be material to a Holder's decision to exercise the Put Option, which relate to or that would result in:

    * any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

    * any purchase, sale or transfer of a material amount of our assets or any of our subsidiaries;

    * any material change in our present dividend rate or policy, indebtedness or capitalization;

    * any change in our present Board of Directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

    * any other material change in our corporate structure or business;

    * any class of our equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

    * the suspension of our obligation to file reports under
      Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");

    * the acquisition by any person of additional securities of ours, or the disposition of our securities; or

    * any changes in our charter, by-laws or other governing instruments, or other actions that could impede the acquisition of control of us.

     8. Interests of Directors, Executive Officers and Affiliates of the Company in the Debentures. Neither we nor, to our knowledge after making reasonable inquiry, any of our executive officers or directors or any "associate" or subsidiary of any such person, has any beneficial interest in the Debentures. A list of our executive officers and directors is attached to this Company Repurchase Notice as Schedule A. The term "associate" is used as defined in Rule 12b-2 under the Exchange Act.

     Certain of our directors and executive officers are participants in ordinary course equity compensation plans and arrangements involving our Common Stock, as disclosed by us prior to the date hereof. Except as described in the previous sentence, neither we nor, to our knowledge after making reasonable inquiry, any of our executive officers or directors, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Put Option or with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

     9. Legal Matters; Regulatory Approvals. We are not aware of any license or regulatory permit that is material to our business that might be adversely affected by the Put Option, or of any approval or other action by any government or regulatory authority or agency that is required for the acquisition of the Debentures as described in this Company Repurchase Notice. Should any approval or other action be required, we presently intend to seek the approval or take the action. However, we cannot assure you that we would be able to obtain any required approval or take any other required action.

     10. Purchases of Debentures by the Company and Its Affiliates. During the 60 days preceding the date of this Company Repurchase Notice, neither we nor, to our knowledge after making reasonable inquiry, any of our executive officers or directors or any "associate" or subsidiary of any such person, has engaged in any purchases of the Debentures, except that:

     * On January 22, 2009, we purchased in a privately negotiated transaction $21.5 million in principal amount of Debentures at a purchase price equal 97.25% of the principal amount.

     * On January 23, 2009, we purchased in a privately negotiated transaction $10.8 million in principal amount of Debentures at a purchase price equal 97.5% of the principal amount.

     Effective on the date of this Company Repurchase Notice, we and our affiliates, including their executive officers and directors, are prohibited under applicable U.S. federal securities laws from purchasing Debentures (or the right to purchase Debentures) other than through the Put Option until at least the tenth business day after the Purchase Date. Following such time, if any Debentures remain outstanding, we and our affiliates may purchase Debentures in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which purchases may be consummated at purchase prices higher or lower than the Purchase Price, or which may be paid in cash or other consideration. Any decision to purchase Debentures after the Purchase Date, if any, will depend upon many factors, including the market price of the Debentures, the results of the Put Option, the market price of our Common Stock, our business and financial position and general economic and market conditions. Any such purchase may be on the same terms or on terms more or less favorable to Holders of the Debentures than the terms of the Put Option as described in this Company Repurchase Notice.

     11. Material United States Income Tax Considerations. The following discussion summarizes certain material United States federal income tax considerations that may be relevant to a Holder if you exercise the Put Option. This summary is based on the Internal Revenue Code of 1986, as amended, and the regulations, rulings and decisions thereunder, all of which are subject to change, possibly with retroactive effect.

     This summary does not describe all of the tax considerations that may be relevant to you. All Holders are strongly encouraged to consult with their tax advisor about the United States federal, state, local, foreign and other tax consequences of exercising the Put Option.

     U.S. Holders. This discussion deals only with U.S. Holders who are beneficial owners of the Debentures holding the Debentures as capital assets and does not apply if you are a member of a class of Holders subject to special rules, including, but not limited to: a dealer in Debentures or currencies; a trader in Debentures who elects to use a mark-to-market method of accounting for your Debentures holdings; a bank or financial institution; an insurance company; a tax-exempt organization; a person owning Debentures that are a hedge or that are hedged against interest rate risks; a partnership or person treated as a partnership for U.S. federal income tax purposes, or a partner thereof; a regulated investment company or real estate investment trust; a person owning Debentures as part of a straddle or conversion transaction for tax purposes; a U.S. person whose functional currency for tax purposes is not the U.S. dollar; or a U.S. expatriate. You will be a U.S. Holder if you are a beneficial owner of the Debentures for U.S. federal income tax purposes and you are: (i) a citizen or resident of the United States; (ii) a domestic corporation or other entity treated as such for U.S. federal income tax purposes;
(iii) an estate whose income is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if a U.S. court is able to exercise primary supervision over the trust's administration and one or more U.S. person can control all substantial decisions of the trust. If you are not a U.S. Holder, this discussion does not apply to you.

     Generally, your exercise of the Put Option will result in taxable gain or loss to you equal to the difference between (i) the amount of cash received (other than amounts attributable to accrued interest, which will be treated as an actual payment of interest on the Debentures and taxable to you as ordinary interest income) and
(ii) your adjusted tax basis in the Debentures tendered. Your adjusted tax basis in the Debentures tendered generally will be the amount that you paid for the Debentures, increased by the amounts of any market discount previously included in income by you and reduced by any premium amortized by you with respect to the Debentures. Subject to the application of the "market discount" rules discussed in the paragraph immediately below, any gain or loss will be capital gain or loss, and will be long-term capital gain or loss if at the time of your exercise of the Put Option, you held the Debentures for more than one year. The deductibility of capital losses is subject to limitations.

     If you hold Debentures acquired at a "market discount," any gain recognized by you on your exercise of the Put Option would be recharacterized as ordinary interest income to the extent of the accrued market discount that had not previously been included as ordinary income.

     Non-U.S. Holders. A non-U.S. Holder generally will not be subject to United States federal income tax or withholding tax on any gain realized on the receipt of cash in exchange for Debentures pursuant to the Put Option unless (i) the gain is effectively connected with a trade or business of the non-U.S. Holder in the United States and, where a tax treaty applies, is attributable to a U.S. permanent establishment maintained by the Holder or (ii) the Holder is a nonresident alien individual who is present in the United States for 183 days or more in the year of the sale and certain other conditions are met.

     If a non-U.S. Holder is engaged in a trade or business in the United States and the Holder's investment in the Debentures is effectively connected with such trade or business, the Holder will be subject to regular U.S. federal income tax on a net income basis on any gain recognized upon a sale of the Debentures pursuant to the Put Option in the same manner as if the Holder were a U.S. Holder. In addition, if the non-U.S. Holder is a foreign corporation, the Holder may be subject to a branch profits tax of 30% (or the lower rate provided by an applicable income tax treaty). If a non-U.S. Holder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by the Holder in the United States.

     Backup Withholding. A U.S. Holder may be subject to backup withholding with respect to payments made pursuant to the Put Option unless such U.S. Holder (i) is a corporation or comes within certain other exempt categories and demonstrates this fact, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The amount of any backup withholding will be allowed as a credit against such U.S. Holder's U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS. A U.S. Holder must complete and return a Form W-9 upon tendering the Debentures to avoid backup withholding.

     Information reporting, and possibly backup withholding, may apply if the Debentures are held by a non-U.S. Holder through a U.S. broker or financial institution or the U.S. office of a non-U.S. broker or financial institution and the non-U.S. Holder fails to provide appropriate information (on Form W-8BEN or other applicable form). Non-U.S. Holders should consult their tax advisors with respect to the application of U.S. information reporting and backup withholding rules to the disposition of Debentures pursuant to the Put Option.

-----------------------------------------------------------------------
     All descriptions of tax considerations are for Holders' guidance only and are not tax advice. We recommend that Holders consult with their tax and financial advisors with respect to the tax consequences of exercising the Put Option, including the applicability and effect of state, local and foreign tax laws, before exercising the Put Option for any of their Debentures.
-----------------------------------------------------------------------

     12. Additional Information. This Company Repurchase Notice is part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This Company Repurchase Notice does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision as to whether to exercise or refrain from exercising the Put Option:

  1. Our annual report on Form 10-K for the year ended July 31, 2008;

  2. All other reports we have filed pursuant to Sections 13, 14 or 15(d) of the Exchange Act since the end of the fiscal year covered by the Form 10-K mentioned above;

  3. All documents filed by us with the SEC pursuant to Sections 13, 14 and 15(d) of the Exchange Act subsequent to the date of this Company Repurchase Notice and before 5:00 p.m., New York City time, on the Purchase Date. Notwithstanding the foregoing, information furnished but not filed in any current report on Form 8-K, including the related exhibits, is not deemed referenced herein; and

  4. The description of our Common Stock contained in our registration statement on Form 8-A filed on July 13, 1998, including any amendment or report filed for the purpose of updating such description.

     The SEC file number for these filings is 001-14237. These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the SEC's public reference room at 100 F Street N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC's Internet site at www.sec.gov. These filings also are available free of charge on our website at www.financialfederal.com.

     Each person to whom a copy of this Company Repurchase Notice is delivered may obtain a copy of any or all of the documents to which we have referred you, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents, at no cost, by writing or calling us at 733 Third Avenue, New York, NY 10017, Attn: Corporate Secretary, (212) 599-8000.

     As you read the documents listed above, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this Company Repurchase Notice, you should rely on the statements made in the most recent document.

     In making your decision as to whether to exercise the Put Option, you should read the information about us contained in this Company Repurchase Notice together with the information contained in the documents to which we have referred you.

     13. No Solicitations. We will not pay any fees or commissions to any broker, dealer or other person for making solicitations in connection with the Put Option.

     14. Definitions. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.

     15. Conflicts. In the event of any conflict between this Company Repurchase Notice and the accompanying materials on the one hand and the terms of the Indenture or any applicable laws on the other hand, the terms of the Indenture or applicable laws, as the case may be, will control.

     None of us, our Board of Directors or our employees is making any recommendation to any Holder as to whether to exercise or refrain from exercising the Put Option. Each Holder must make his or her own decision whether to exercise the Put Option and, if so, the principal amount of Debentures for which to exercise the Put Option based on his or her own assessment of current market value and other relevant factors.

                     FINANCIAL FEDERAL CORPORATION

                              SCHEDULE A

               INFORMATION ABOUT THE EXECUTIVE OFFICERS
                     AND DIRECTORS OF THE COMPANY

     The table below sets forth information about our executive officers and directors as of March 2, 2009. To the best of our knowledge after making reasonable inquiry, none of our executive officers or directors has beneficial ownership in the Debentures.


Name                    Position
-------------------  --------------------------------------------
Paul R. Sinsheimer      President, Chief Executive Officer and
                          Chairman
John V. Golio           Executive Vice President
James H. Mayes, Jr.     Executive Vice President
William M. Gallagher    Senior Vice President
Troy H. Geisser         Senior Vice President and Secretary
Steven F. Groth         Senior Vice President and Chief Financial
                          Officer
Angelo G. Garubo        Vice President and General Counsel
David H. Hamm           Vice President, Treasurer and Controller
Lawrence B. Fisher      Director
Michael C. Palitz       Director
Paul R. Sinsheimer      Director
Leopold Swergold        Director
H. E. Timanus, Jr.      Director
Michael J. Zimmerman    Director

     The business address and telephone number of each executive officer and director is c/o Financial Federal Corporation, 733 Third Avenue, New York, NY 10017, Attn: Corporate Secretary, (212) 599-8000.

                                  A-1